April 5, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Erin Jaskot, Esq.

Re:	Caesarstone Sdot-Yam Ltd. Registration Statement (File No. 333-187645) on Form F-3 Initially Filed on April 1, 2013 (CIK No. 0001504379)

Dear Ms. Jaskot:

On behalf of our client, Caesarstone Sdot-Yam Ltd., an Israeli company (the “Company”), we are submitting this letter to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated April 4, 2013 (the “Comment Letter”) relating to the Registration Statement on Form F-3 filed by the Company on April 1, 2013 (the “Registration Statement”).

The headings of this letter correspond to the headings contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold below. The Company is concurrently filing with the Commission Amendment No. 1 to the Registration Statement.

General

1.	Please revise your registration statement to provide all of the information required by Item 9.D. of Form 20-F, including the percentage of outstanding shares that is being offered by each of the selling shareholders and the amount and percentage beneficially held by the selling shareholders before and immediately after the offering. Please also disclose any material relationship that the selling shareholders have had within the past three years with the company or any of its affiliates to the extent this information is not included in your Form 20-F which is incorporated by reference into your registration statement. See Item 4 of Form F-3.

Response:

The Company has revised the disclosure on page 4 of the Registration Statement to include the information required by Item 9.D. of Form 20-F. The Company informs the Staff supplementally that all material relationships that the selling shareholders have had within the past three years with the Company or any of its affiliates are included in the Company’s Form 20-F for the fiscal year ended December 31, 2012.

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Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Sarah Rizzo at (212) 819-8529 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

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